November 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EvoNexus Group LTD

Registration Statement on Form F-1, as amended

File No. 333-290099

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Kingswood Capital Partners, LLC, as representative of the several underwriters, hereby joins EvoNexus Group LTD (the “Company”) in requesting that the U.S. Securities and Exchange Commission take appropriate action to cause the registration statement on Form F-1, as amended (File No. 333-290099) (the “Registration Statement”), to become effective on December 1, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Hunter Taubman Fischer & Li LLC, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus dated November 17, 2025 (the “Preliminary Prospectus”), to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advises that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Kingswood Capital Partners, LLC

By:	/s/ Tyler Bashaw
Name:	Tyler Bashaw
Title:	Supervisory Principal

cc: Ross D. Carmel, Esq., Sichenzia Ross Ference Carmel LLP